TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Disclosure & Transparency Rules – Transitional Provisions.	√
3. Full name of person(s) subject to the notification obligation:	Massachusetts Financial Services Company
4. Full name of shareholder(s) (if different from 3.):	MFS invests in securities of the issuer on behalf of its various mutual funds and institutional account clients.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	13.03.07
6. Date on which issuer notified:	19.03.07
7. Threshold(s) that is/are crossed or reached:	6.23% as of 13th March 2007
8. Notified details:	Please note that MFS qualifies under DTR 5.1.5 R(d) as a US-registered investment manager.

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
GB00B0ZSH635	49,118,511	37,883,911			39,203,158		6.23%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
39,203,158	6.23%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Ladbrokes plc – B0ZSH63
Holdings as of 13 March 2007

Entity	Holding	Percentage Held
MFS Investment Management (MFS)	22,397,536	3.56%
MFS Institutional Advisors, Inc.(MFSI)	7,745,055	1.23%
MFS International Ltd. (MIL)	6,708,616	1.07%
MFS International Management K.K.(MIM K.K.)	189,888	0.03%
MFS Investment Management (Lux) S.A. (MIM Lux)	2,162,063	0.34%
Notifiable Interest	39,203,158	6.23%
Shares Outstanding	628,804,783	

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

Ladbrokes PLC

2006 ANNUAL REPORT AND ASSOCIATED DOCUMENTATION

COPIES OF THE FOLLOWING DOCUMENTS HAVE BEEN SUBMITTED TO THE UK LISTING AUTHORITY:

1. THE 2006 ANNUAL REPORT

2. THE 2006 ANNUAL REVIEW

3. THE SHAREHOLDER CIRCULAR REGARDING THE 2007 ANNUAL GENERAL MEETING

4. THE FORM OF PROXY

5. THE FORMS OF DIRECTION

THESE WILL SHORTLY BE AVAILABLE FOR INSPECTION AT THE UK LISTING AUTHORITY'S DOCUMENT VIEWING FACILITY WHICH IS SITUATED AT:

FINANCIAL SERVICES AUTHORITY
25 THE NORTH COLONNADE
CANARY WHARF
LONDON
E14 5HS
TEL. NO. (0)20 7066 1000

Ladbrokes PLC

RECEIVED
2007 APR 10 A 10:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNUAL INFORMATION UPDATE

ANNUAL INFORMATION UPDATE FOR THE PERIOD COMMENCING 10 APRIL 2006 UP TO AND INCLUDING 29 MARCH 2007.

LADBROKES PLC ("THE COMPANY") IS PLEASED TO PROVIDE AN **ANNUAL INFORMATION UPDATE**, IN ACCORDANCE WITH THE REQUIREMENTS OF PROSPECTUS RULE 5.2. THE INFORMATION REFERRED TO IN THIS UPDATE WAS UP TO DATE AT THE TIME THE INFORMATION WAS PUBLISHED BUT SOME INFORMATION MAY NOW BE OUT OF DATE. TO AVOID AN UNNECESSARILY LENGTHY DOCUMENT, INFORMATION IS REFERRED TO IN THIS UPDATE RATHER THAN INCLUDED IN FULL.

1. ANNOUNCEMENTS MADE VIA RNS, A REGULATORY INFORMATION SERVICE:

DATE	DESCRIPTION
10 APRIL 2006	DIRECTOR/PDMR SHAREHOLDING
11 APRIL 2006	BLOCKLISTING
11 APRIL 2006	BLOCKLISTING
11 APRIL 2006	HOLDING(S) IN COMPANY
12 APRIL 2006	HOLDING(S) IN COMPANY
13 APRIL 2006	HOLDING(S) IN COMPANY
13 APRIL 2006	HOLDING(S) IN COMPANY
18 APRIL 2006	SHARE CAPITAL CONSOLIDATION
19 APRIL 2006	HOLDING(S) IN COMPANY
20 APRIL 2006	HOLDING(S) IN COMPANY
24 APRIL 2006	HOLDING(S) IN COMPANY
25 APRIL 2006	HOLDING(S) IN COMPANY
27 APRIL 2006	HOLDING(S) IN COMPANY

27 APRIL 2006	DIRECTOR/PDMR SHAREHOLDING
28 APRIL 2006	ANNUAL INFORMATION UPDATE
3 MAY 2006	HOLDING(S) IN COMPANY
9 MAY 2006	HOLDING(S) IN COMPANY
10 MAY 2006	HOLDING(S) IN COMPANY
10 MAY 2006	DIRECTOR/PDMR SHAREHOLDING
12 MAY 2006	HOLDING(S) IN COMPANY
22 MAY 2006	HOLDING(S) IN COMPANY
23 MAY 2006	HOLDING(S) IN COMPANY
23 MAY 2006	HOLDING(S) IN COMPANY
26 MAY 2006	TRADING UPDATE – FOUR MONTHS UP TO 30 APRIL 2006
26 MAY 2006	AGM STATEMENT
30 MAY 2006	HOLDING(S) IN COMPANY
30 MAY 2006	RESTATEMENT OF INCOME STATEMENT
7 JUNE 2006	DIRECTOR/PDMR SHAREHOLDING
12 JUNE 2006	DIRECTORATE CHANGE
13 JUNE 2006	HOLDING(S) IN COMPANY
28 JUNE 2006	DIRECTOR/PDMR SHAREHOLDING
3 JULY 2006	DIRECTOR DECLARATION
3 JULY 2006	DIRECTOR/PDMR SHAREHOLDING
6 JULY 2006	HOLDING(S) IN COMPANY
7 JULY 2006	DIRECTOR/PDMR SHAREHOLDING
10 JULY 2006	HOLDING(S) IN COMPANY
14 JULY 2006	DIRECTORATE CHANGE
27 JULY 2006	HOLDING(S) IN COMPANY
8 AUGUST 2006	DIRECTOR/PDMR SHAREHOLDING
10 AUGUST 2006	NOTICE OF RESULTS

15 AUGUST 2006	HOLDING(S) IN COMPANY
24 AUGUST 2006	DIRECTOR CHANGE
24 AUGUST 2006	INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE
24 AUGUST 2006	JOINT VENTURE
5 SEPTEMBER 2006	DIRECTOR/PDMR SHAREHOLDING
5 SEPTEMBER 2006	DIRECTOR DECLARATION
6 SEPTEMBER 2006	DIRECTOR/PDMR SHAREHOLDING
29 SEPTEMBER 2006	HOLDINGS(S) IN COMPANY
4 OCTOBER 2006	INVESTOR DAY
6 OCTOBER 2006	DIRECTOR/PDMR SHAREHOLDING
10 OCTOBER 2006	HOLDING(S) IN COMPANY
16 OCTOBER 2006	HOLDING(S) IN COMPANY
17 OCTOBER 2006	DIRECTOR/PDMR SHAREHOLDING
6 NOVEMBER 2006	STATEMENT RE PRESS SPECULATION
8 NOVEMBER 2006	DIRECTOR/PDMR SHAREHOLDING
15 NOVEMBER 2006	HOLDING(S) IN COMPANY
16 NOVEMBER 2006	TRADING UPDATE
16 NOVEMBER 2006	HOLDING(S) IN COMPANY
20 NOVEMBER 2006	HOLDING(S) IN COMPANY
27 NOVEMBER 2006	HOLDING(S) IN COMPANY
7 DECEMBER 2006	DIRECTOR/PDMR SHAREHOLDING
8 DECEMBER 2006	HOLDING(S) IN COMPANY
8 DECEMBER 2006	DIRECTOR DECLARATION
12 DECEMBER 2006	HOLDING(S) IN COMPANY
18 DECEMBER 2006	HOLDING(S) IN COMPANY
21 DECEMBER 2006	HOLDING(S) IN COMPANY
28 DECEMBER 2006	ITALIAN BETTING TENDER RESULT

2 JANUARY 2007	TOTAL VOTING RIGHTS
3 JANUARY 2007	TOTAL VOTING RIGHTS
3 JANUARY 2007	TOTAL VOTING RIGHTS
4 JANUARY 2007	TOTAL VOTING RIGHTS
5 JANUARY 2007	TOTAL VOTING RIGHTS
8 JANUARY 2007	JOINT VENTURE
8 JANUARY 2007	TOTAL VOTING RIGHTS
10 JANUARY 2007	TOTAL VOTING RIGHTS
10 JANUARY 2007	TOTAL VOTING RIGHTS
11 JANUARY 2007	TOTAL VOTING RIGHTS
12 JANUARY 2007	DIRECTOR/PDMR SHAREHOLDING
12 JANUARY 2007	TOTAL VOTING RIGHTS
12 JANUARY 2007	TOTAL VOTING RIGHTS
16 JANUARY 2007	TOTAL VOTING RIGHTS
17 JANUARY 2007	TOTAL VOTING RIGHTS
18 JANUARY 2007	TOTAL VOTING RIGHTS
18 JANUARY 2007	TOTAL VOTING RIGHTS
22 JANUARY 2007	ACQUISITION OF NORDIC PARTNER
22 JANUARY 2007	TOTAL VOTING RIGHTS
30 JANUARY 2007	CASINO ADVISORY PANEL RECOMMENDATIONS
31 JANUARY 2007	TOTAL VOTING RIGHTS
2 FEBRUARY 2007	DIRECTOR/PDMR SHAREHOLDING
6 FEBRUARY 2007	DIRECTOR/PDMR SHAREHOLDING
12 FEBRUARY 2007	NOTICE OF RESULTS
22 FEBRUARY 2007	FINAL RESULTS
28 FEBRUARY 2007	TOTAL VOTING RIGHTS
5 MARCH 2007	DIRECTORATE CHANGE
5 MARCH 2007	DIRECTOR/PDMR SHAREHOLDING

12 MARCH 2007	DIRECTOR/PDMR SHAREHOLDING
21 MARCH 2007	HOLDING(S) IN COMPANY
29 MARCH 2007	2006 ANNUAL REPORT & ASSOCIATED DOCUMENTATION

2. DOCUMENTS FILED AT COMPANIES HOUSE. ALL THE DOCUMENTS LISTED BELOW WERE FILED WITH THE REGISTRAR OF COMPANIES IN ENGLAND AND WALES AND REGISTERED BY THEM ON OR AROUND THE DATES INDICATED:

DATE	DOCUMENT FILED
20 APRIL 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
26 APRIL 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
28 APRIL 2006	EGM – ORDINARY AND SPECIAL RESOLUTIONS, MEMORANDUM AND ARTICLES OF ASSOCIATION
4 MAY 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
5 MAY 2006	FORM 122 NOTICE OF CONSOLIDATION
9 MAY 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
10 MAY 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
11 MAY 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
12 MAY 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
19 MAY 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
24 MAY 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
5 JUNE 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
7 JUNE 2006	AGM 2005 – ORDINARY AND SPECIAL RESOLUTIONS
7 JUNE 2006	MEMORANDUM AND ARTICLES OF ASSOCIATION
9 JUNE 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
12 JUNE 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES

13 JUNE 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
14 JUNE 2006	AGM 2006 ORDINARY AND SPECIAL RESOLUTIONS
14 JUNE 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
15 JUNE 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
19 JUNE 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
21 JUNE 2006	DISPOSAL AGREEMENT
27 JUNE 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
4 JULY 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
7 JULY 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
10 JULY 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
11 JULY 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
18 JULY 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
19 JULY 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
24 JULY 2006	DIRECTOR APPOINTED
3 AUGUST 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
4 AUGUST 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
9 AUGUST 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
14 AUGUST 2006	GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/12/05
22 AUGUST 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
30 AUGUST 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
11 SEPTEMBER 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
12 SEPTEMBER 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
14 SEPTEMBER 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
29 SEPTEMBER 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
3 OCTOBER 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
16 OCTOBER 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
25 OCTOBER 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES

1 NOVEMBER 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
9 NOVEMBER 2006	DIRECTOR RESIGNED
20 NOVEMBER 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
21 NOVEMBER 2006	DIRECTOR APPOINTED
24 NOVEMBER 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
29 NOVEMBER 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
30 NOVEMBER 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
19 DECMEBR 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
6 JANUARY 2007	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
11 JANUARY 2007	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
17 JANUARY 2007	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
26 JANUARY 2007	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
27 JANUARY 2007	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
27 JANUARY 2007	FORM 123 NOTICE OF INCREASE IN NOMINAL CAPITAL
5 FEBRUARY 2007	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
12 FEBRUARY 2007	FORM 363A ANNUAL RETURN
15 FEBRUARY 2007	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
19 FEBRUARY 2007	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
21 FEBRUARY 2007	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
10 MARCH 2007	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
15 MARCH 2007	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
23 MARCH 2007	FORM 88(2) RETURN OF ALLOTMENT OF SHARES

3. INFORMATION PROVIDED TO SHAREHOLDERS:

i) THE INTERIM REPORT FOR 2006 WAS SENT TO SHAREHOLDERS ON 15 SEPTEMBER 2006;

ii) THE ANNUAL REPORT AND ACCOUNTS FOR YEAR ENDED 31 DECEMBER 2006, INCORPORATING NOTICE OF THE 2007 AGM, WAS SENT TO SHAREHOLDERS ON 29 MARCH 2007.

Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') NOTIFIES THE MARKET THAT, FOLLOWING THE ISSUE OF 73,043 ORDINARY SHARES OF 28 1/3P EACH ('SHARES') BETWEEN 28 FEBRUARY AND 29 MARCH 2007, THE COMPANY'S ISSUED SHARE CAPITAL NOW CONSISTS OF 628,863,478 ORDINARY SHARES OF 28 ⅓P EACH WITH VOTING RIGHTS. NO SHARES ARE HELD IN TREASURY.

THE ABOVE FIGURE OF 628,863,478 MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

END